UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20241-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

FPSO Maria Quitéria begins operations in the pre-salt Campos Basin

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Rio de Janeiro, October 15, 2024 – Petróleo Brasileiro S.A. – Petrobras communicates that FPSO Maria Quitéria initiated today production operations in the Jubarte field, located in the pre-salt Campos Basin in the area known as Parque das Baleias, in the State of Espírito Santo.

The unit has the capacity to produce up to 100 thousand barrels of oil per day and process up to 5 million cubic meters of gas daily. The project will have eight producing wells and eight injectors.

FPSO Maria Quitéria began operating before scheduled, given that the initial forecast was for 2025, according to the 2024-2028 Strategic Plan.

The platform is equipped with technologies to reduce emissions with greater operational efficiency combined with a reduction of around 24% in operational greenhouse gas emissions.

The FPSO, which measures 156 meters high and 333 meters long, is installed in a water depth of 1,385 meters, in the Jubarte field.

Parque das Baleias Integrated Project

The Parque das Baleias area is formed by the Jubarte, Baleia Anã, Cachalote, Caxaréu, Pirambú and Mangangá fields. Jubarte, the first filed, was discovered in 2001. In 2019, Petrobras and the National Agency of Petroleum, Natural Gas and Biofuels (ANP) signed an extension agreement for the concession term of the new unified Jubarte field until 2056, which allowed the FPSO Maria Quitéria to be implemented, a new production system for the Parque das Baleias Integrated Project, in addition to other complementary projects in the area.

Three other platforms are currently in operation at Parque das Baleias: P-57, P-58 and FPSO Cidade de Anchieta. With the operational startup of Maria Quitéria, this unit will account for approximately 40% of the field's production when it is completed.

Petrobras is the sole holder of production rights for the Jubarte field.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

E-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares 28 – 9º andar – 20031-030 – Rio de Janeiro, RJ

Phone: 55 (21) 3224-1510/9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act), which only reflect the expectations of the Company's management. The terms “anticipates,” “believes,” “expects,” “foresees,” “intends,” “plans,” “projects,” “aims,” “should,” as well as other similar terms, are intended to identify such forward-looking statements, which inherently involve risks or uncertainties, whether foreseen or not by the Company. Therefore, the future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information contained herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 15, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer